UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) <u>August 9, 2017</u>

<u>INDEPENDENCE HOLDING COMPANY</u>
(Exact name of registrant as specified in its charter)

<u>Delaware</u>	<u>001-32244</u>	<u>58-1407235</u>
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

<u>96 Cummings Point Road, Stamford, Connecticut</u>	<u>06902</u>
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))



Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 (Results of Operations and Financial Condition) is intended to be furnished. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities and Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

On August 9, 2017, Independence Holding Company issued a news release reporting its 2017 second-quarter and six-month results, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)   Exhibits:

Exhibit 99.1   News Release of Independence Holding Company dated August 9, 2017: Independence Holding Company Announces Second-Quarter and Six-Month Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: Teresa A. Herbert   Date: August 10, 2017

/s/ *Teresa A. Herbert*
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

INDEPENDENCE HOLDING COMPANY
96 CUMMINGS POINT ROAD
STAMFORD, CONNECTICUT 06902
NYSE: IHC

CONTACT: Loan Nisser
(646) 509-2107
www.IHCGroup.com

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES 2017 SECOND-QUARTER AND SIX-MONTH RESULTS

Stamford, Connecticut, August 9, 2017. Independence Holding Company (NYSE: IHC) today reported 2017 second-quarter and six-month results.

Financial Results

Income from continuing operations after tax increased to $.86 per share, diluted, or $14,307,000, for the three months ended June 30, 2017 compared to $.25 per share, diluted, or $4,495,000, for the three months ended June 30, 2016, primarily due to $11,589,000 of tax benefits from a worthless stock deduction recognized as a result of the winding down and dissolution of a subsidiary in the second quarter of 2017. Income from continuing operations after tax increased to $1.15 per share, diluted, or $19,316,000, for the six months ended June 30, 2017 compared to $.58 per share, diluted, or $10,391,000, for the three months ended June 30, 2016. Net income attributable to IHC of $14,331,000, or $.86 per share diluted, for the three months ended June 30, 2017 increased from $4,436,000, or $.26 per share diluted, in the same period of 2016.

On March 31, 2016, IHC completed the sale of IHC Risk Solutions LLC ("Risk Solutions"), exited the medical stop-loss business and realized an after tax gain of approximately $99,934,000, net of noncontrolling interest in the six-month period ended June 30, 2016. In addition, under the purchase and sale agreement, all of IHC's in-force medical stop-loss business produced by Risk Solutions was 100% co-insured as of January 1, 2016 and will be run out in 2017 as evidenced by the decrease in income from the stop-loss segment in 2017. Net income attributable to IHC of $19,267,000, or $1.15 per share diluted, for the six months ended June 30, 2017 decreased from $110,446,000, or $6.34 per share diluted, in the same period of 2016 primarily due to the gain on sale of Risk Solutions in 2016 partially offset by the aforementioned tax benefit recorded in 2017.

The Company reported revenues of $82,237,000 for the three months ended June 30, 2017 compared to revenues for the three months ended June 30, 2016 of $77,696,000. The Company reported revenues of $154,077,000 for the six months ended June 30, 2017 compared to revenues for the six months ended June 30, 2016 of $153,591,000. Revenues increased only slightly primarily due to significant increases in specialty health premiums largely offset by a reduction in premiums from the exit of the Company's stop-loss business.

Chief Executive Officer's Comments

Roy T. K. Thung, Chief Executive Officer, commented, "We are pleased with our second quarter and six-month results, particularly when considering that the second quarter and six months of 2016 included $1.4 million and $8.5 million, respectively, more in earnings from the medical stop-loss segment than did the comparable periods in 2017. These decreases were largely offset by increased earnings from the specialty health segment and an increase in corporate investment income on the proceeds from the sale of Risk Solutions. The sale of Risk Solutions and exiting the medical stop-loss segment generated significant liquidity and excess capital. We have redeployed some of this excess to purchase equity stakes in several companies that distribute our products (including the recent acquisition of PetPartners, Inc.), to repurchase IHC stock, and to pay off all of our debt.

We are now one of the fastest growing providers of specialty health products in the United States, and several of the largest health insurers and e-brokers in the country are now distributing a significant amount of our products. There is a growing need for our products as a result of the turmoil surrounding Affordable Care Act plans on and off the exchanges, with consumers experiencing enormous

rate increases and lack of products to choose from in many counties. As a result, we are expecting to have a significant increase in sales during open enrollment.   In anticipation of this growth we have begun to make material enhancements to our systems and infrastructure and will contribute additional capital to Independence American Insurance Company if needed from our excess liquidity. For these reasons, we believe that we will have solid sales growth for the balance of 2017, and will report significantly higher earned premiums and income in this segment in 2018."

Mr. Thung continued, "During the first six months of 2017, the Company repurchased an aggregate 2,109,887 shares of our common stock at a total cost of $42.1 million primarily through a tender offer at a price per share of $20.00, and through private purchases. Our parent company's balance sheet is very strong, we have no debt, and we still have substantial cash and un-deployed capital. Our stock is trading at a significant discount to book value of $27.89 per share at June 30, 2017 compared to $25.53 per share at December 31, 2016, and $18.73 per share at December 31, 2015. Our overall investment portfolio continues to be very highly rated (on average, AA) and has a duration of approximately five years."

About The IHC Group

Independence Holding Company (NYSE:IHC) is a holding company that is principally engaged in underwriting, administering and/or distributing group and individual specialty benefit products, including disability, supplemental health, pet, and group life insurance through its subsidiaries since 1980. The IHC Group owns three insurance companies (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company), and IHC Specialty Benefits, Inc., a technology-driven insurance sales and marketing company that creates value for insurance producers, carriers and consumers (both individuals and small businesses) through a suite of proprietary tools and products (including ACA plans and small group medical stop-loss). All products are placed with highly rated carriers.

Forward-looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.

INDEPENDENCE HOLDING COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
June 30, 2017
(In Thousands, Except Per Share Data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2017	2016	2017	2016
REVENUES:				
Premiums earned	$ 71,927	$ 65,627	$ 134,868	$ 128,189
Net investment income	4,100	4,260	8,011	8,696
Fee income	5,697	3,412	8,922	8,491
Other income	413	3,379	2,004	6,637
Net realized investment gains	100	1,018	272	1,578
	82,237	77,696	154,077	153,591
EXPENSES:				
Insurance benefits, claims and reserves	37,324	40,477	69,535	71,220
Selling, general and administrative expenses	40,985	29,897	73,067	65,124
Interest expense on debt	-	473	-	926
	78,309	70,847	142,602	137,270
Income from continuing operations before income taxes	3,928	6,849	11,475	16,321
Income taxes (benefits)	(10,379)	2,354	(7,841)	5,930
Income from continuing operations, net of tax	14,307	4,495	19,316	10,391
Discontinued operations				
Income from discontinued operations, before income taxes	-	-	-	117,636
Income taxes (benefits) on discontinued operations	-	(142)	-	7,724
Income from discontinued operations, net of tax	-	142	-	109,912
Net income	14,307	4,637	19,316	120,303
Less: (Income) loss from noncontrolling interests in subsidiaries	24	(201)	(49)	(9,857)
NET INCOME ATTRIBUTABLE TO IHC	$ 14,331	$ 4,436	$ 19,267	$ 110,446
Basic income per common share				
Income from continuing operations	$ .88	$ .25	$ 1.17	$ .59
Income from discontinued operations	-	.01	-	5.83
Basic income per common share	$ .88	$ .26	$ 1.17	$ 6.42
WEIGHTED AVERAGE SHARES OUTSTANDING	16,349	17,204	16,524	17,223
Diluted income per common share				
Income from continuing operations	$ .86	$ .25	$ 1.15	$ .58
Income from discontinued operations	-	.01	-	5.76
Diluted income per common share	$ .86	$ .26	$ 1.15	$ 6.34
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	16,628	17,417	16,802	17,433

As of August 4, 2017, there were 14,980,761 common shares outstanding, net of treasury shares.

INDEPENDENCE HOLDING COMPANY
CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share Data)

		June 30, 2017		December 31, 2016
ASSETS:				
Investments:				
Short-term investments	$	50	$	6,912
Securities purchased under agreements to resell		14,479		28,962
Trading securities		520		592
Fixed maturities, available-for-sale		434,545		449,487
Equity securities, available-for-sale		5,455		5,333
Other investments		17,665		23,534
Total investments		472,714		514,820
Cash and cash equivalents		22,070		22,010
Due and unpaid premiums		33,830		42,896
Due from reinsurers		395,779		440,285
Premium and claim funds		10,035		17,952
Goodwill		50,697		41,573
Other assets		62,445		54,928
TOTAL ASSETS	$	1,047,570	$	1,134,464
LIABILITIES AND STOCKHOLDERS' EQUITY:				
LIABILITIES:				
Policy benefits and claims	$	181,565	$	219,113
Future policy benefits		218,291		219,450
Funds on deposit		146,702		145,749
Unearned premiums		8,742		9,786
Other policyholders' funds		10,265		9,769
Due to reinsurers		7,115		35,796
Accounts payable, accruals and other liabilities		51,856		55,477
Liabilities attributable to discontinued operations		-		68
TOTAL LIABILITIES		624,536		695,208
Commitments and contingencies				
Redeemable noncontrolling interest		2,018		-
STOCKHOLDERS' EQUITY:				
Preferred stock (none issued)		-		-
Common stock		18,625		18,620
Paid-in capital		126,590		126,468
Accumulated other comprehensive loss		(2,504)		(6,964)
Treasury stock, at cost		(59,588)		(17,483)
Retained earnings		335,185		315,918
TOTAL IHC STOCKHOLDERS' EQUITY		418,308		436,559
NONCONTROLLING INTERESTS IN SUBSIDIARIES		2,708		2,697
TOTAL EQUITY		421,016		439,256
TOTAL LIABILITIES AND EQUITY	$	1,047,570	$	1,134,464